Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Place of Incorporation

Hong Kong Waibo International Limited	Hong Kong

Yunnan Zhaoyang Weili Starch Co., Ltd.	PRC

Gansu Weibao Starch Co., Ltd.	PRC

Guizhou Province Weining Weili Starch Co., Ltd.	PRC

Yunnan WeiBao Modified Starch Ltd.	PRC